[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 27, 2014

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:                           TCP Capital Corp.

Registration Statement on Form N-2

File Numbers 333-194669

Dear Mr. Minore:

TCP Capital Corp. (the “Company” or the “Holding Company”) has today filed Pre-Effective Amendment No. 3 (“Amendment No. 3”) to its registration statement initially filed on Form N-2 on March 18, 2014 (the “Registration Statement”).  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.  On behalf of the Company, enclosed please find for your convenience copies of Amendment No. 3, together with marked copies of Amendment No. 3 indicating changes to the Registration Statement.

We are in receipt of oral comments provided by you on June 9, 2014 to Richard Prins of Skadden, Arps, Slate, Meagher & Flom LLP regarding the Company’s Registration Statement. The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. The comments are set forth below and are followed by the Company’s response.  Capitalized terms not defined herein shall have meanings set forth in the Registration Statement.

1.                                      Comment:                                     Please further undertake in your response letter not to commence any offering of debt securities until such time as the Company clears with the staff any staff comments to the preliminary prospectus supplement relating to any such proposed debt offering pursuant to this registration statement.

Response:                                        The Company undertakes not to commence any offering of debt securities until such time as the Company clears with the staff any staff comments to the preliminary prospectus supplement relating to any such proposed debt offering pursuant to the Registration Statement.

Part C — Other Information

Item 25.(2) Exhibits

2.                                      Comment:                                     In your response letter, please confirm that the first two paragraphs in Part C, Item 25.(2) of the registration statement should be deleted from the registration statement and please undertake on behalf of the registrant to file a POS EX promptly after being declared effective to delete such paragraphs.  Alternatively, please acknowledge on behalf of the Registrant in your response letter that all agreements included or incorporated by reference as exhibits to the registration statement and the statements contained therein constitute disclosure and further acknowledge that the representations and warranties contained in such agreements were not made solely for the benefit of the parties to the agreement.

Response:                                        To bring closure to this and related prior comments, the Company has authorized us to acknowledge that the first two paragraphs in Part C, Item 25.(2) of the Registration Statement should be deleted from the Registration Statement and has authorized us to file Amendment No. 3 to, among other amendments, delete such paragraphs.

The Holding Company and the Operating Company acknowledge that:

1.                                      the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.                                      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.                                      the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to commence an offering promptly after the effective date of this Registration Statement and thereafter from time to time.

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.  If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins